August 2, 2005



Mr. Esko Makelainen
Senior Executive Vice President, Finance,
Accounting and Legal Affairs, and Chief Financial Officer
Stora Enso Corporation
9 South Street
London
W1K2XA
United Kingdom


      Re:	Stora Enso Corporation
		Form 20-F for Fiscal Year Ended December 31, 2004
		Filed April 8, 2005
		Response Letter Dated July 19, 2005
      File No. 1-15112


Dear Mr. Makelainen:

      We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

20-F for the Fiscal Year Ended December 31, 2004

Financial Information

Legal Proceedings and Other Proceedings, page 77

1. We note your response to our prior comment number two. If material, please expand your proposed disclosure to indicate the amount of recorded provisions relating to your Wisconsin Rapids and
Niagara emissions cases. To the extent recorded provisions are not material, please indicate this belief in your disclosure.

Controls and Procedures, page 97

2. We note your proposed disclosure indicating "disclosure
controls
and procedures cannot technically be deemed to have been
effective...."  As you have elected to include this disclosure within
your filing, please modify the disclosure to provide a clear indication that your disclosure controls and procedures "were effective" or "not effective." Please refer to Item 307 of Regulation S-K.

Note 27- Employee and Equity Compensation Benefits, page F-71

3. We note your response to our prior comment number six. It appears from your response that the company has risk associated with the total return of the underlying stock, specifically if the stock experiences a negative total return. Please expand your market risk disclosures to include a discussion of your market risks associated with your Total Return Swaps.

Note 31 - Summary of differences between International Report
Standards and Generally Accepted Accounting Principles in the
United
States of America

Provisions for future reforestation costs, page F-86

4. It remains unclear to us why you have not accrued for asset retirement obligations associated with the legal obligation that exists relative to reforesting your timberlands. We recognize that you account for periodic reforestations; however, a terminal liability exists in the event you were to cease timber harvesting related activities.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.



      You may contact Tracie Towner at (202) 551-3744 or Kevin
Stertzel at
 (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me with any other questions at (202) 551-3683.

								Sincerely,



								Jill S. Davis
								Branch Chief
??

??

??

??

Mr. Esko Makelainen
Stora Enso Corporation
August 2, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010